Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 355 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS REPORTS 2003 THIRD QUARTER RESULTS:
REVENUES GROW; 2003 OUTLOOK UNCHANGED

ARNHEM, The Netherlands, November 12, 2003—ARCADIS, the international consulting and engineering company, today reported net income from operations of € 5.1 million for the third quarter of 2003. This represents a 9% decline in comparison with the same period last year. Of this, 4% is the result of currency exchange rate declines—particularly the U.S. Dollar versus the Euro. Excluding these currency effects, net income from operations declined by 5%. This development is stable in comparison with the second quarter of 2003, when the decline in net income from operations excluding currency effect was 8%. Gross revenue for the quarter grew by more than 4%. Excluding currency effects, gross revenue growth was 9%.

In the first nine months of 2003, net income from operations declined by 10%, of which 7% as a result of currency effects. Gross revenue remained almost level, and increased 8% when currency effects are excluded.

The lower profit was predominantly caused by the situation in the Netherlands, where the continued poor market circumstances have caused an increase in competition, which in combination with higher pension charges resulted in lower margins. The Company's previously announced measures to adjust capacity and lower costs are on schedule. At the end of September some 200 of the total reduction of 275 jobs had been achieved.

The strategic expansion of activities has continued. After the acquisition of Finkbeiner, Pettis and Strout (FPS) in the United States earlier this year, which added some 300 employees specializing in water and waste water, the third quarter saw the addition of Lawson, Noble & Webb and Reese Macon, with combined revenues of US$ 12 million and 130 employees and active in the Florida infrastructure market. In the Netherlands, the acquisition of PRC Bouwcentrum was announced (revenues € 34 million, 350 employees), which specializes in project management, consulting and research in the areas of buildings, housing, spatial planning and infrastructure. In the meantime, the shareholders of PRC (the employees) have agreed to the acquisition and approval was also received from the Dutch competition authority, so that this acquisition can soon be closed. In Belgium, two smaller firms were acquired: the engineering firm Fally-Delbar-Jouniaux, providing market access in the Walloon Provinces and Domus Nitida, specialized in facility management consultancy. The combined gross revenue of the latter two firms amounts to € 3.5 million.

Commenting on the results, CEO Harrie Noy said: "Despite the continued difficult market circumstances we succeeded in maintaining profitability at a good level with the exception of the Netherlands. This is mainly the result of the growth in the infrastructure and environmental markets we were able to achieve in other European countries and the United States. The strong position ARCADIS has in the environmental market was once again underscored by the recent GRiP™ assignments awarded by the U.S. Department of Defense at a value of US$ 85 million. As a result of the recently completed acquisitions, our home market positions were strengthened and a good basis was laid for further growth."

Part of a bigger picture.

Key figures

Amounts × € 1 million, unless otherwise noted

	Third quarter			Nine months
	2003	2002	Δ	2003	2002	Δ
Gross revenue	207	198	4%	598	593	1%
Operating income1)	7.9	9.3	-15%	22.7	29.6	-23%
Net income from operations1)	5.1	5.6	-9%	14.7	16.3	-10%
Net income operations per share (in EUR)2)	0.25	0.27	-9%	0.72	0.80	-10%

1)
Before amortization of goodwill
2)
Both in 2003 and in 2002 based on 20.3 million shares outstanding.

Analysis

Excluding currency effects, gross revenues grew by 9% in the third quarter. Of this, 7% was caused by acquisitions, with organic development generating the remaining 2% growth. Except for the Netherlands, almost all European countries and the United States contributed to growth. In Brazil, the earlier decline in revenues continued, while ARCADIS Euroconsult faced an insecure international market situation, causing delays in donor-financed projects. In the Netherlands, gross revenue was stable, as a higher volume in turnkey contracts offset the decline in net revenue development, as a result of growth in the market for artificial sports turf.

The decline in operating income was predominantly caused by the situation in the Netherlands and Brazil. In the latter country, this was compensated for by the contribution of energy projects which were completed in 2002 and in which ARCADIS has a minority participation via its Brazilian subsidiary. Adjusted for this contribution, operating income declined organically by 13%.

The contribution from the energy projects is reflected in the growth of results from non-consolidated companies. Combined with a slightly lower tax rate, this resulted in net income from operations for the 2003 third quarter that was more favorable than operating income.

In the first nine months of 2003, gross revenue remained almost level with an increase of 1%. Excluding the currency effect of 7%, growth amounted to 8%, which was fully due to acquisitions.

Market developments

The numbers in the following section apply to the gross revenue developments in the first nine months of 2003 in comparison with the same period last year, unless otherwise mentioned.

•
Infrastructure: Growth of 8% in the infrastructure market was mainly the result of acquisitions. Organic growth amounted to 2%. This growth was considerably impacted by the developments in the Netherlands, Brazil and at ARCADIS Euroconsult. In the Netherlands, growth in the market for artificial sports turf compensated for the decline in the municipal market and in large projects. The rupture of a dike near the Dutch town of Wilnis shows that water management is an important theme. By reacting quickly, ARCADIS was able to win work for inspections and emergency measures. In Belgium and Spain, organic growth was maintained at a high level, while work on high-speed railway lines and water management produced healthy growth in Germany. In the American infrastructure market, the Company's activities grew rapidly as a result of acquisitions. Organic growth continued in this market despite pressure on the budgets of the individual states and municipal governments, albeit at a modest level.

•
Environment: With organic growth of 6%, environment has become the strongest growth segment for ARCADIS. Most of the growth comes from the United States, where the Company has succeeded in expanding its traditionally strong position in the private sector to the federal government with its GRiP™ projects. The recently won assignments to clean up military installations at a value of US$ 85 million make the federal government an important client for ARCADIS. In Europe, organic growth continued in most countries. In France and Brazil, the growth was mainly the result of assignments from multinational industrial clients.

•
Buildings: The organic decline of 9% in this market was mainly caused by the economic situation in Europe. The effects of lower investments in real estate were particularly noticeable in the Netherlands and Spain. Other sectors offer opportunities, however. A good example of a recently won assignment is that from a multinational client for which ARCADIS will develop a 60,000 square meter technology and innovation center, which was won on the basis of a successful combination of project management skills and technical disciplines. Organic growth in the United States dropped to a considerably lower level in the third quarter, reflecting insecurity with regard to economic recovery and the excess capacity still present in industry.

•
Communications: Compared to the first half of 2003, the decline in this segment was smaller. This was caused by the start of a new round of property valuations in the Netherlands during the third quarter. In the United States, telecom activities produced minimal revenue. Although the telecommunications market also remained difficult in Europe, ARCADIS was involved in a test for broadband connections in the Netherlands. It is the first time that the "fiber-to-the-home' concept is being implemented on a larger scale. Growth in Geographical Information Systems (GIS) continued.

Outlook

Generally, the Company believes the economic outlook remains virtually unchanged since the 2003 second quarter. In the Dutch infrastructure market, the tighter government budget is driving a shift in attention from new projects to maintenance and renewal. Given the Company's specialist knowledge base and experience with rail infrastructure, the necessary investments in improvements of the Dutch rail infrastructure offer opportunities for ARCADIS. In the other European markets infrastructure investment also provides opportunities for growth. In the United States, the TEA-21 (Transportation Equity Act) was extended for five months as of September in anticipation of a new investment program for the next 5 to 6 years. In the environmental market, the Company's solid position and the large assignments it has recently won offer opportunities for further growth. In the buildings segment, growth remains dependent on the continuation of economic recovery and the speed with which excess industrial capacity is reduced. A recovery in the telecommunications market is not expected for the coming periods.

CEO Harrie Noy concluded: "Our relatively favorable results, achieved under the current difficult circumstances, demonstrate that ARCADIS, with its portfolio of activities and geographical spread, has strong market positions. These form a solid basis for growth in specific segments, including facility management, renewal of rail infrastructure and the GRiP™ program. In addition, our recently completed acquisitions can generate growth through synergies with existing activities. The contribution from acquisitions will be partially offset by currency effects this year. In all, we maintain our expectation that for 2003, barring unforeseen circumstances, net income from operations will decline by 10 to 15%, of which 5 to 6% will be a result of currency effects. This includes a modest contribution from PRC Bouwcentrum, the acquisition of which will be closed very soon."

ARCADIS is a leading, global, knowledge-driven consultancy and engineering company, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

For more information contact:
Joost Slooten, ARCADIS, phone: +(31-26) 3778 604, email: j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

—tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR

Amounts × 1 million, except per share amounts

Amounts in accordance with NL-GAAP

	Third quarter		First nine months
	2003	2002	2003	2002
Gross revenue	207.1	198.3	598.0	593.0
Materials, services of third parties	61.3	55.6	163.6	166.7

Net revenue	145.8	142.7	434.4	426.3
Operational cost	133.9	129.3	399.9	385.0
Depreciation	4.0	4.1	11.8	11.7

Operating income	7.9	9.3	22.7	29.6
Financing income/expenses net	(0.6)	(0.5)	(1.8)	(1.4)

Income before taxes	7.3	8.8	20.9	28.2
Taxes	(2.5)	(3.1)	(7.4)	(10.5)

Income after taxes	4.8	5.7	13.5	17.7
Income from non-consolidated companies	0.4	0.2	2.1	0.2

Group income after taxes	5.2	5.9	15.6	17.9
Minority interest	(0.1)	(0.3)	(0.9)	(1.6)

Net income from operations	5.1	5.6	14.7	16.3
Amortization goodwill	(0.3)	(0.1)	(0.6)	(0.2)

Net income	4.8	5.5	14.1	16.1
Net income per share 1)	0.23	0.27	0.69	0.79
Net income from operations per share	0.25	0.27	0.72	0.80
Number of shares outstanding (in thousands)	20,336	20,297	20,336	20,297

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$

Amounts × 1 million, except per share amounts

Amounts in accordance with NL-GAAP

	Third quarter		First nine months
	2003	2002	2003	2002
Gross revenue	232.9	195.0	664.5	549.3
Materials, services of third parties	68.9	54.7	182.0	154.6

Net revenue	164.0	140.3	482.5	394.7
Operational cost	150.7	127.2	444.1	356.5
Depreciation	4.5	4.0	13.1	10.8

Operating income	8.8	9.1	25.3	27.4
Financing income/expenses net	(0.6)	(0.5)	(2.0)	(1.3)

Income before taxes	8.2	8.6	23.3	26.1
Taxes	(2.9)	(3.0)	(8.3)	(9.7)

Income after taxes	5.3	5.6	15.0	16.4
Income from non-consolidated companies	0.5	0.2	2.4	0.2

Group income after taxes	5.8	5.8	17.4	16.6
Minority interest	(0.1)	(0.3)	(1.1)	(1.5)

Net income from operations	5.7	5.5	16.3	15.1
Amortization goodwill	(0.3)	(0.1)	(0.6)	(0.1)

Net income	5.4	5.4	15.7	15.0
Net income per share 1)	0.26	0.27	0.77	0.74
Net income from operations per share	0.28	0.27	0.80	0.74
Number of shares outstanding (in thousands)	20,336	20,297	20,336	20,297
Dollar exchange rate 1st quarter EUR 1=			$1.07	$0.88
Dollar exchange rate 2nd quarter EUR 1=			$1.13	$0.92
Dollar exchange rate 3rd quarter EUR 1=			$1.12	$0.98
Dollar exchange rate 4th quarter EUR 1=				$1.00

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR

Amounts × 1 million

Amounts in accordance with NL-GAAP

	September 30, 2003	December 31, 2002
ASSETS
Fixed assets *)	83.9	63.4
Current assets	264.6	280.4

TOTAL	348.5	343.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	161.6	170.6
Long term debt	32.1	27.6
Provisions	14.1	13.5
Total equity	140.7	132.1

TOTAL	348.5	343.8

*) Including capitalized goodwill	25.2	8.3
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts × 1 million
Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2003	125.0
Changes:
Net income current year	14.1
Stock purchase plans	0.2
Exchange rate differences	(6.1)
Other changes	0.3

Shareholders' equity at September 30, 2003	133.5

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$

Amounts × 1 million

Amounts in accordance with NL-GAAP

	September 30, 2003	December 31, 2002
ASSETS
Fixed assets *)	97.8	66.5
Current assets	308.3	294.1

TOTAL	406.1	360.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	188.3	179.0
Long term debt	37.4	28.9
Provisions	16.4	14.2
Total equity	164.0	138.5

TOTAL	406.1	360.6

*) Including capitalized goodwill	29.3	8.8
Calculated with US dollar rate of EUR 1.00 = US$:	1.17	1.05
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts × 1 million
Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2003	131.0
Changes:
Net income current year	15.7
Stock purchase plans	0.2
Exchange rate differences	8.4
Other changes	0.3

Shareholders' equity at September 30, 2003	155.6

ARCADIS NV—CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts × 1 million; in accordance with NL-GAAP

	First nine months
	2003	2002
Net income	14.1	16.1
Depreciation and amortization	12.4	11.8

Gross cash flow	26.5	27.9
Net working capital	(16.1)	(30.5)
Other changes	0.3	4.8

Total operational cash flow	10.7	2.2
Investments (net) in:
(In)tangible fixed assets	(10.4)	(9.5)
Purchase own shares	—	(3.2)
Acquisitions/divestments	(23.7)	(8.7)
Financial assets/divestments	(2.3)	(2.5)
Total financing activities	(8.2)	(0.3)

Change in cash and equivalents	(33.9)	(22.0)

ARCADIS NV—CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts × 1 million; in accordance with NL-GAAP

	First nine months
	2003	2002
Net income	15.7	15.0
Depreciation and amortization	13.8	11.0

Gross cash flow	29.5	26.0
Net working capital	(18.7)	(30.1)
Other changes	0.3	4.6

Total operational cash flow	11.1	0.5
Investments (net) in:
(In)tangible fixed assets	(12.1)	(9.4)
Purchase own shares	—	(3.2)
Acquisitions/divestments	(27.6)	(8.6)
Financial assets/divestments	(2.7)	(2.4)
Total financing activities	(8.2)	1.4

Change in cash and equivalents	(39.5)	(21.7)

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